April 23, 2021

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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jan Woo; Mitchell Austin; Rebekah Lindsey; Christine Dietz

Re:	WalkMe Ltd.

Draft Registration Statement on Form F-1

Submitted on March 22, 2021

CIK No. 0001847584

Ladies and Gentlemen:

On behalf of our client, WalkMe Ltd., a company organized under the laws of the state of Israel (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form F-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on March 22, 2021 (the “Draft Submission”).

Amendment No. 1 reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Dan Adika, the Company’s Chief Executive Officer, dated April 15, 2021. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all reference to page number in such responses are to page numbers in Amendment No. 1.

April 23, 2021

Risk Factors

Our Digital Adoption Platform is at the core of our business..., page 20

1.

We note that your Digital Adoption Platform is at the core of your business and that if demand for this platform declines, the demand for your other products will also decline. Please revise here or elsewhere to disclose the percentage of you revenue accounted for by subscriptions to or services related to your Digital Adoption Platform.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 20 of Amendment No. 1 accordingly.

Our Post-IPO Articles designate the federal district court..., page 58

2.

We note that you discuss potential enforceability concerns related to your exclusive forum provision. Please revise here to also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on pages 58 and 150 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 76

3.

You state that your customers included 154 of the Fortune 500 and 242 of the Global 2000 as of December 31, 2020. Please provide context regarding these customers by clarifying whether they are customers with ARR greater than $100,000 and/or ARR of $1,000,000.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 76 of Amendment No. 1 accordingly.

Customer Acquisition and Expansion, page 77

4.

You note that you are focused on acquiring new customers and state that you had approximately 2,000 customers as of December 31, 2020. In order to provide more context to this disclosure, please revise to disclose your actual number of customers as of December 31, 2019 and 2020.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 77 of Amendment No. 1 accordingly.

April 23, 2021

5.	To provide context to your disclosure, please address the following:

•	Disclose the reasons why this metric provides useful information to investors;

•	Discuss how management uses this metric in managing or monitoring the performance of the business; and

•

Explain whether, and if so how, cancellations are factored into your ARR calculations. For example, tell us whether the 2016 cohort group excludes customers that cancelled their subscriptions and if so, explain further how this measure represents your ability to retain and expand your customer relationships.

Refer to Item 5 of Form 20-F and SEC Release No. 33-10751.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page 77 of Amendment No. 1 to disclose the reasons why this metric provides useful information to investors and the ways in which management uses this metric to manage or monitor the performance of the business. The Company respectfully advises the Staff that cancellations are reflected in the Company’s ARR calculations for each cohort group beginning as of the period during which the cancellation occurs. Accordingly, when a customer from a given cohort group cancels its subscription, ARR for that cohort group for the applicable period and all subsequent periods will not include revenue from that customer’s subscription agreement. The Company confirms, however, that it does not retrospectively adjust ARR calculations for prior periods to exclude revenue from subscription agreements that were subsequently cancelled. As a result, ARR for periods prior to the cancellation would still include revenue from that customer’s subscription agreement. The Company notes that it has further revised the disclosure on page 77 of Amendment No. 1 to clarify that customer cancellations (as well as decreases in customer contract values) that have occurred since the comparative calculation date are reflected in the ARR multiples disclosed by the Company.

Key Business and Financial Metrics, page 78

6.

We note that you present an ARR by cohort graph, the number of customers with ARR greater than $100,000 and a dollar-based net retention rate that compares ARR from customers in one period to ARR in a prior period. Please tell us whether management uses the ARR metric itself to manage the business and if so, tell us what consideration you have given to including a quantified discussion of ARR for each period presented. Refer to Item 5 of Form 20-F and SEC Release No. 33-10751.

April 23, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does use the ARR metric itself to manage its business and, accordingly, has revised the disclosure on page 79 of Amendment No. 1 to include a quantified discussion of ARR for the years ended December 31, 2019 and 2020.

Non-GAAP Financial Measures, page 80

7.

We note your disclosure of Free Cash Flow and Non-GAAP Operating Loss. Revise to disclose the comparable GAAP measure with greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on pages 80 and 81 of Amendment No. 1 accordingly.

Business

Key Benefits of Our Digital Adoption Platform, page 102

8.

We note that you commissioned a study prepared by Forrester Consulting, which appears to have included a survey of some of your customers. Please further describe this survey, including the number of customers surveyed, how these customers were selected for the survey and the response rate of surveyed customers. Please also file as an exhibit the consent of Forrester Consulting in accordance with Rule 436 of the Securities Act. Additionally, please revise your Market and Industry Data section to note that you commissioned this study.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on pages iii and 103 of Amendment No. 1 to include additional details regarding the study conducted by Forrester Consulting, including the number of customers interviewed, how these customers were selected and the participation rate, and to clarify that this study was commissioned by the Company. The Company respectfully submits, however, that it does not believe a consent from Forrester Consulting is required to be filed as an exhibit to the Registration Statement because (i) Forrester Consulting is not an “expert” within the meaning of Rule 436 of the Securities Act, and (ii) the Forrester Consulting study was commissioned by the Company for customer marketing and research purposes and not specifically for use in connection with the Registration Statement.

Rule 436 of the Securities Act requires that a consent be filed if any portion of a report or opinion of an “expert” is quoted or summarized as such in a registration statement, or if it is stated that any information contained in a registration statement has been reviewed or passed upon by any persons and that such information is set forth in the registration statement upon the authority of or in reliance upon such persons as experts. Section 7 of the Securities Act provides that an expert is “any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him.”

April 23, 2021

Forrester Consulting is a market research and consulting firm affiliated with Forrester Research, Inc. that primarily collects and aggregates survey and other statistical data and provides various data analytics services. As described in the Registration Statement, the information from the Forrester Consulting study contained therein is based on survey data collected through interviews with four customers selected by the Company. The Company respectfully submits that such data does not reflect the opinion or judgment of an “expert,” and that Forrester Consulting does not belong to any of the enumerated professions under Section 7 of the Securities Act, nor is it within a “profession [that] gives authority to a statement made by [such person].” As such, the Company does not believe that Forrester Consulting would be among the class of persons subject to Section 7 and Rule 436 of the Securities Act as “experts” unless it were to be expressly identified as such or if the statements were purported to be made on its authority as an “expert.” Because the Company has neither expressly identified Forrester Consulting as an “expert” in the Registration Statement nor purported to make statements in the Registration Statement on the authority of Forrester Consulting as an “expert,” the Company does not believe that Forrester Consulting should be considered as an “expert” within the meaning of Rule 436 and Section 7 of the Securities Act.

In addition, the Company notes that the consent requirements of Rule 436 of the Securities Act are generally directed at circumstances in which an issuer has engaged a third-party expert or counsel to prepare a valuation, opinion or other report specifically for use in connection with a registration statement. The Company respectfully advises the Staff that the Forrester Consulting study was commissioned by the Company for customer marketing and research purposes and not specifically for use in connection with the Registration Statement. The purpose of the study was to provide the Company with information it could present to current and prospective customers to enable them to evaluate the potential financial impact of deploying the Company’s Digital Adoption Platform. Furthermore, the Company primarily uses this data in connection with its ordinary-course sales and marketing activities, not merely in connection with the Registration Statement. Accordingly, the data provided by Forrester Consulting was not prepared specifically in connection with or for the purpose of inclusion in the Registration Statement or to otherwise satisfy any specific disclosure requirement.

As a result of the foregoing, the Company respectfully submits that it does not believe a consent from Forrester Consulting is required to be filed as an exhibit to the Registration Statement under Rule 436 of the Securities Act.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Cash and cash equivalents, page F-10

9.	Please provide a breakdown of the specific types and amounts of cash items and securities included in cash and cash equivalents and short term deposits at December 31, 2020.

April 23, 2021

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on page F-10 of Amendment No. 1 accordingly.

Note 6. Convertible Preferred Shares, Shareholders’ Deficit and Equity Incentive Plan

c. Convertible preferred shares, page F-23

10.

Please revise to disclose the specific circumstances related to actual pricing of a Qualified Public Offering that would cause the conversion rate of your preferred securities to be adjusted. Please also clearly disclose what constitutes a Qualified Public Offering. Refer to ASC 505-10-50-6.

Response:

The Company respectfully acknowledges the Staff’s comment and, in response, has revised the disclosure on pages F-23 and F-24 of Amendment No. 1 accordingly.

f. Share option plan, page F-25

11.

Please provide us with a breakdown of all share-based compensation awards granted in fiscal 2020 and 2021, including the fair value of the ordinary shares used to value each award. To the extent there was any significant fluctuations in the fair values, describe for us the factors that contributed to such fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement. Also, disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, if material. Refer to ASC 855-10-50-2.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the following is a breakdown of options granted by the Company during fiscal year 2020 and fiscal year 2021 to date, together with the fair value of the ordinary shares used to value each such award:

Grant Date	Number of Options Granted	Exercise Price	Fair Value of Ordinary Shares
February 11, 2020	861,125	$6.00 - $6.78	$ 7.33
June 4, 2020	1,103,543	$ 6.78	$ 8.42
August 4, 2020	182,125	$ 6.78	$ 8.96

April 23, 2021

December 8, 2020	2,481,458	$ 6.78	$10.05
January 10, 2021	712,500	$10.05	*
February 24, 2021	2,339,900	$13.68	*
March 4, 2021	2,035,000	$13.68	*
March 19, 2021	35,000	$13.68	*

* To be provided to the Staff on a supplemental basis, as discussed below.

The estimate of the fair value per share of the Company’s ordinary shares has been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account ordinary share valuation reports (the “Valuation Reports”) from the Company’s independent, third-party valuation firm. The analyses in the Valuation Reports were prepared in accordance with the guidelines outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

For financial reporting purposes and as further described below, the Company reassessed the fair value of its ordinary shares used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computed share-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant. The Company believes that this straight-line methodology provides the most reasonable basis for the valuation of its ordinary shares because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

At each valuation date, the Company made a determination of enterprise value using either the market approach or a combination of the market and income approaches. In deriving equity value or enterprise value using the market approach, the Company used the transaction price from the sale of the Company’s Series F preferred shares and the Guideline Company method. The Guideline Company method derives market valuation multiples from the share prices of comparable publicly traded companies. In deriving enterprise value using the income approach, the Company discounted an estimate of its next five years of cash flows and included a terminal value at the end of year five.

After determining enterprise value, the Valuation Reports utilized a combination of the option pricing method (the “OPM”) and the probability-weighted expected return method (“PWERM”) to allocate the equity value of the Company to the various classes and series of the Company’s share capital. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the equity value of the Company. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO or sale of the Company, as well as the probability of remaining a private Company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an IPO, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

April 23, 2021

In determining the estimated fair value of the Company’s ordinary shares as of each grant date, the Board also considered that the Company’s ordinary shares are not currently freely tradable in the public markets. Therefore, the estimated fair value of the Company’s ordinary shares at each grant date reflects a discount for lack of marketability (“DLOM”) partially based upon the anticipated likelihood and timing of a future liquidity event, as well as when the shares would become freely tradeable after the expiration of applicable lock-up periods. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team.

In establishing the exercise price of the equity awards granted on each grant date, the Board relied on the most recent Valuation Report available to the Board at such time, which reflected a valuation of the ordinary shares that differs from the reassessed estimated fair value as described above. As such, reassessed estimated fair value incorporates information that was not available at the time of grant.

The following are the key considerations in determining the value of the Company’s ordinary shares at each valuation date.

December 6, 2019 valuation

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Company’s ordinary shares as of December 6, 2019 on a minority, illiquid basis. Equity value was determined using a market approach and was based on the transaction price of the sale of the Company’s Series F preferred shares. The Series F preferred round was considered to be the most reliable indicator of the Company’s equity value at the valuation date given that the sale involved sophisticated third-party investors and was closed days prior on November 28, 2019. The Company’s equity value was then tested for reasonableness using an internal rate of return analysis, a Guideline Company method and a Guideline Transaction method.

Equity value was then allocated to the Company’s various classes of share capital using the OPM, and the market value of the ordinary shares was reduced by 25.0% to account for the security’s lack of marketability. In addition, in determining the value of its ordinary shares, the Company included a weighting to reflect the expected transaction price of secondary market transactions (involving certain employees selling ordinary shares) that were expected to occur in February 2020 at a price per ordinary share of approximately $13.00. The ordinary share value determined using the OPM and the ordinary share value implied by the potential transactions were then probability weighted, 80.0% to the value derived by the OPM and 20.0% to the value implied by the potential secondary transactions, and the resulting fair value of each ordinary share was $6.78. Note that the secondary market transactions, if consummated, would have represented 0.1% of fully diluted shares outstanding.

December 1, 2020 valuation

The Company, with the assistance of its independent, third-party valuation firm, performed a valuation of the Company’s ordinary shares as of December 1, 2020 on a minority, non-marketable basis. Given the lack of an external financing round, enterprise value was determined using the

April 23, 2021

income approach based on the discounted cash flow method. This method was deemed to be probative of value given the Company’s ability to forecast net cash flows. Under the income approach, the Company discounted an estimate of its next five years of cash flows, including a terminal value at the end of year five. The Company’s enterprise value derived via the discounted cash flow method was then tested for reasonableness using a Guideline Company method and a Guideline Transaction method. Equity value derived via the income approach was then allocated to the Company’s various classes of share capital using the OPM, and the marketable value of the ordinary shares was reduced by 25% to account for the security’s lack of marketability.

As the Company was potentially contemplating pursuit of an IPO in 2021, consideration was also given to an IPO scenario. The Company had not yet engaged an investment bank; thus no indications of value from potential underwriters were available. The Company determined that management was unlikely to accept an enterprise value at public exit below the fair value of the Company’s Series F preferred shares. Therefore, the Series F fair value derived in the above-mentioned OPM analysis was used as a proxy for the fair value of the Company’s ordinary shares under the IPO scenario. The Company’s equity value derived under the IPO scenario was then tested for reasonableness using a Guideline Company method.

In addition, in determining the value of its ordinary shares, the Company included a weighting to reflect the transaction price of secondary market transactions (involving certain employees selling ordinary shares to existing investors) that occurred in August 2020 and October 2020 at a price per ordinary share of $21.93. These secondary market transactions represented 0.6% of fully diluted shares outstanding.

The ordinary share value determined using the OPM, the ordinary share value determined using an IPO scenario and the ordinary share value implied by the secondary transactions were then probability weighted, 75.0% to the value derived by the OPM, 15.0% to the value derived in the IPO scenario, and 10.0% to the value implied by potential secondary transactions, and the resulting fair value of each ordinary share was $10.05.

2021 valuation

The Company acknowledges the Staff’s comment and supplementally advises the Staff that the Company is in the process of evaluating the estimates of the underlying ordinary shares used in the determination of share-based compensation for equity awards granted to date in fiscal 2021 in connection with the completion of the Company’s interim financial statements for the first quarter of 2021. The Company will supplementally provide the Staff with the requested information when the Company’s first quarter 2021 interim financial statements are completed and reviewed.

In response to the Staff’s comment, the Company has revised the disclosure on page F-34 to disclose any share-based issuances subsequent to the most recent balance sheet date and the expected financial statement impact, where material.

April 23, 2021

General

12.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those Communications.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide such written communications to the Staff under cover of a separate letter.

* * *

April 23, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

cc:	Dan Adika, WalkMe Ltd.

Rafael Sweary, WalkMe Ltd.

Andrew Casey, WalkMe Ltd.

Joshua G. Kiernan, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Haleli Barath, BFP & Co.

Noma Floom, BFP & Co.

Shachar Hadar, Meitar | Law Offices

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.

Allison B. Spinner, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Chaim Friedland, Gornitzky & Co.

Ari Fried, Gornitzky & Co.